Exhibit 99.1

Date: March 11, 2021	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GFL ENVIRONMENTAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 05, 2021
Record Date for Voting (if applicable) :	April 05, 2021
Beneficial Ownership Determination Date :	April 05, 2021
Meeting Date :	May 19, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
MULTIPLE VOTING SHARES	36168Q203	CA36168Q2036
SUBORDINATE VOTING SHARES	36168Q104	CA36168Q1046
CONVERTIBLE PREFERRED SERIES A SHARES	36168Q500	CA36168Q5005

Sincerely,

Computershare

Agent for GFL ENVIRONMENTAL INC.